                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 7)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 7)*
                                       of
                               TBK Partners, L.P.




                    Under the Securities Exchange Act of 1934

                           SUN HEALTHCARE GROUP, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    866933104
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 MARCH 11, 1999
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

-------------------                                         -------------------
CUSIP NO. 866933104              SCHEDULE 13D               Page __ of __ Pages
-------------------                                         -------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
                      TBC has sole voting power with respect to 419,497
                      shares held in certain TBC accounts (as hereinafter
                      defined). Additionally, certain of the members of TBC
                      may be deemed to have sole power to vote certain
                      shares as more fully set forth herein.
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0 shares
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON           0 shares, except that certain of the members of TBC may
      WITH            be deemed to have sole power to vote certain shares as
                      more fully set forth herein.
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      421,177 shares held in accounts of TBC (as hereinafter
                      defined)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         421,177 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [X]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0.71%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         BD IA & 00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------                                         -------------------
CUSIP NO. 866933104              SCHEDULE 13D               Page __ of __ Pages
-------------------                                         -------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC and BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      0 shares
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0 shares
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            0 shares
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0 shares
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

         The persons filing this Amendment No. 7 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 7 amends a Statement on Schedule 13D filed by TBC and TBK and dated October 21, 1996 ( the "Statement"). The filing of this Amendment No. 7 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)
(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 7 relates to the Common Stock, $0.01 par value (the "Common Stock"), of Sun Healthcare Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 7, is a company organized under the laws of Delaware, with its principal executive offices at 101 Sun Lane, N.E., Albuquerque, New Mexico 87109.

         This Amendment No. 7 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 7 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of its shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 7.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 421,177 shares of Common Stock, which constitutes approximately 0.71% of the 59,748,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Also included in the TBC shares are 50,600 shares of Common Stock held in certain TBC Accounts, of which John D. Spears, a member of TBC and a general partner of TBK, may be deemed to beneficially own directly. Of these 50,600 shares of Common Stock, 47,300 shares are held in a TBC Account for John D. Spears and 3,300 shares are held jointly in a TBC Account for John D. Spears and his wife.

         As a result of the disposition of 348,475 shares of Common Stock in open market transactions, TBK does not beneficially own directly any shares of Common Stock.

         Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 421,177 shares, which constitutes approximately 0.71% of the 59,748,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.


         The aggregate number of shares and percentage of Common Stock with respect to which each of the Members and General Partners may be deemed to be the beneficial owner by reason of his being a Member of TBC and a general partner in TBK , is 421,177 shares, which constitutes approximately 0.71% of the 59,748,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 59,748,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 421,177 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 419,497 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 419,497 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         (c) Transactions in Common Stock effected by TBC and TBK during the sixty-day period ended as of the date hereof are set forth below:



REPORTING                       NO. OF SHARES     NO. OF SHARES      PRICE
PERSON            DATE          PURCHASED         SOLD               PER SHARE

TBC Accounts
                  01/26/99       4,300                               $5 13/16
                  02/17/99      10,000                               $1 13/16
                  02/19/99                         28,335            $1 9/16
                  02/22/99                        213,070            $1.5050
                  02/23/99                        414,300            $1.5013
                  02/24/99                        200,000            $1 3/8
                  02/25/99                        266,400            $1.34000
                  02/26/99                        525,000            $1.3214
                  03/01/99                        145,700            $1.3493
                  03/12/99                        932,000            $1.1904
                  03/03/99                        958,000            $1.23400
                  03/10/99                        330,600            $1.2520
                  03/11/99                        466,000            $1.0844
                  03/12/99                        224,800            $1.125

TBK:              02/22/99                         48,930            $1.5050


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         (e) TBC ceased to be the beneficial owner of more than 5% of the Common Stock on March 11, 1999.

                                    SIGNATURE


         Each of Tweedy, Browne Company LLC and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 7 is true, complete and correct.

                                             TWEEDY, BROWNE COMPANY LLC



                                             By
                                                ------------------------------
                                                Christopher H. Browne
                                                Member



                                             TBK PARTNERS, L.P.



                                             By
                                                ------------------------------
                                                Christopher H. Browne
                                                General Partner











Dated: March 16, 1999